PE 11/6/2014



14008546

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

Act: 1934
Section: 14a-8 (i)(12)
Rule:
Public
Availability: 11-6-14

Dana C. Kahney
Verizon Communications Inc.
dana.kahney@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated October 9, 2014

Dear Ms. Kahney:

This is in response to your letters dated October 9, 2014 and October 28, 2014 concerning the shareholder proposal submitted to Verizon by Harold G. Plog. We also have received a letter from the proponent dated October 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Harold G. Plog
FISMA & OMB MEMORANDUM M-07-16

November 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated October 9, 2014

The proposal relates to proxies.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(h)(3). We note your representation that Verizon included the proponent's proposal in its proxy statement for its 2014 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response also will apply to any future submissions to Verizon by the same proponent with respect to any shareholder meetings held during calendar year 2015 and calendar year 2016.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Dana C. Kahney
Associate General Counsel &
Assistant Corporate Secretary



One Verizon Way, Rm VC54S437
Basking Ridge, NJ 07920
Phone 908-559-5561
Fax 908-696-2068
Email:dana.kahney@verizon.com

October 28, 2014

By Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2015 Annual Meeting of Stockholders: Supplemental Letter to Letter Dated October 9, 2014 Related to the Shareholder Proposal of Harold G. Plog

Ladies and Gentlemen:

I refer to my letter dated October 9, 2014 (the "October 9 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon" or the "Company"), requested that the Staff of the Division of Corporation Finance ("the "Staff") of the Securities and Exchange Commission (the "SEC") concur with Verizon's view that the shareholder proposal and supporting statement (the "2015 Proposal) submitted by Harold G. Plog (the "Proponent") may be properly omitted pursuant to Rule 14a-(8)(h) from the proxy materials to be distributed by Verizon (the "2015 proxy materials") in connection with its 2015 annual meeting of stockholders (the "2015 Annual Meeting").

This letter responds to the Proponent's letter to the Staff, dated October 20, 2014, and supplements Verizon's October 9 Letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent concurrently to the Proponent.

In his response, the Proponent acknowledges his failure to appear or be represented at Verizon's 2014 annual meeting of stockholders to present his proposal, which was included in Verizon's 2014 proxy materials. He does not claim that he had "good cause" for this failure, but rather contends that he should be permitted to submit the 2015 Proposal because Verizon determined under Delaware law and its Bylaws to disregard his 2014 proposal when no one stood up to introduce the proposal for shareholder action at the 2014 meeting. This contention is completely unfounded and does not constitute "good cause" under Rule 14a-8(h)(3). Absent a showing of "good cause," the Proponent's failure to present his proposal at the 2014 annual meeting entitles Verizon to exclude any proposals submitted by him, including the 2015 Proposal, from its proxy materials for the next two calendar years under Rule 14a-8(h)3.

For the reasons set forth above and in the October 9 Letter, Verizon believes that the 2015 Proposal may be properly omitted from its 2015 proxy materials under Rule 14a-8(h)(3) and requests the Staff's concurrence with its views.

If you have questions with respect to this matter, please telephone me at (908) 559-5561.

Very truly yours,



Dana C. Kahney
Associate General Counsel and
Assistant Corporate Secretary

cc: Harold G. Plog

#236896

RECEIVED

2014 OCT 20 AM 11:25

FISMA & OMB MEMORANDUM M-07-16

October 13. 2014

SEC
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Verizon's No-Action-Letter request of October 9, 2014 in the matter of stockholder Harold G Plog's proposal, **Protection of Stockholders' Rights.**

To whom it may concern:

Verizon's only objection to inclusion of my proposal in the proxy materials for the 2015 Annual Meeting of Shareholders rests entirely upon the definition and sufficiency of "good cause" provided for by Rule 14a-8(h)(3) as it regards my failure to appear or be represented at the 2014 meeting to present a proposal of mine that was included in the proxy materials for that meeting. However, in so doing Registrant entirely misses the point and justification of the resubmission of that proposal, i.e., the abiding and inescapable fact that Verizon peremptorily and without basis or authority threw out my proposal (in proxy form) at the 2014 meeting before it could be voted upon and as though it did not exist.

Having undergone the rigors of and finally getting a proposal in the company's proxy materials for a shareholder meeting pursuant to SEC Rule 14a-8 can it be reasonable and SEC intent that registrants may, for any reason, arbitrarily and summarily preclude a vote on it? Rule 14a-8 clearly does not so provide. Confident that it is not, I believe it entirely proper that I submit my proposal for inclusion in the proxy materials for the 2015 Annual Meeting for shareholder consideration and vote.



Harold G. Plog

Dana C. Kahney
Associate General Counsel &
Assistant Corporate Secretary



One Verizon Way, Rm VC54S437
Basking Ridge, NJ 07920
Phone 908-559-5561
Fax 908-696-2068
Email:dana.kahney@verizon.com

October 9, 2014

By Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2015 Annual Meeting of Stockholders: Shareholder Proposal of Harold G. Plog

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reason stated below, Verizon may exclude the stockholder proposal (the "2015 Proposal") submitted by Harold G. Plog (the "Proponent") from the proxy materials to be distributed by Verizon (the "2015 proxy materials") in connection with its 2015 annual meeting of stockholders (the "2015 Annual Meeting"). A copy of the 2015 Proposal and the related correspondence is attached as Exhibit A.

I. Background

On July 30, 2013, the Proponent submitted a shareholder proposal (the "2014 Proposal") that was included in the proxy materials distributed by Verizon (the "2014 proxy materials") in connection with Verizon's 2014 annual meeting of stockholders, held on May 1, 2014 in Phoenix, Arizona (the "2014 Annual Meeting"). The relevant portion of the 2014 proxy materials are attached as Exhibit B. Neither the Proponent nor his qualified representative appeared to present the 2014 Proposal at the 2014 Annual Meeting. On July 10, 2014, the Proponent submitted the 2015 Proposal. Verizon believes that the 2015 Proposal may be properly omitted from its 2015 proxy materials under Rule 14a-8(h)(3) because the Proponent failed to appear and present the 2014 Proposal at the 2014 Annual Meeting, or send a representative to present the proposal on his behalf, without good cause.

In accordance with Rule 14a-8(j), I am submitting this letter not less than 80 calendar days before Verizon intends to file its definitive 2015 proxy materials with the Commission and have concurrently sent the Proponent a copy of this correspondence.

II. The Proposal may be properly omitted from Verizon's 2015 proxy materials under Rule 14a-8(h)

Under Rule 14a-8(h)(1), the proponent of a shareholder proposal must attend the shareholders meeting to present the proposal or, alternatively, must send a representative who is qualified under state law to present the proposal at the meeting on the proponent's behalf. Neither the Proponent nor a qualified representative appeared at the 2014 Annual Meeting to present the 2014 Proposal.

Rule 14a-8(h)(3) provides that if a proponent or his qualified representative fail to appear and present the proposal without good cause, the company will be permitted to exclude all of that proponent's proposals from its proxy materials for any meeting held in the following two calendar years. Verizon is not aware of any good cause for the Proponent's failure to appear to present the 2014 Proposal at the 2014 Annual Meeting, or to send a representative on his behalf. Accordingly, Verizon believes that it is entitled to exclude any proposals received from the Proponent, including the 2015 Proposal, from its proxy materials for any meeting of Verizon's stockholders held in calendar years 2015 and 2016.

The Proponent was well aware of the rules requiring that he or a qualified representative attend the 2014 Annual Meeting to present his proposal and the consequences for failing to do so.

- On December 24, 2013, Verizon filed a No-Action Letter with the Commission seeking the Staff's concurrence with its view that it may exclude the 2014 Proposal from the 2014 proxy materials under Rule 14a-8(h), among other bases, because the Proponent's submission indicated that he had no intention of attending the 2014 Annual Meeting to present the 2014 Proposal (the "December 24, 2013 Letter"). *See* December 24, 2013 Letter attached as Exhibit C. In the December 24, 2013 Letter (which was also provided to the Proponent in accordance with Rule 14a-8(j)), ***Verizon set forth the requirements of Section 14a-8(h) and the consequences of failing to meet those requirements.***

- The Proponent responded to the December 24, 2013 Letter in an email to the Commission dated December 29, 2013. *See* Email from the Proponent dated December 29, 2013 attached as Exhibit D. ***In that email, the Proponent acknowledged Rule 14a-8(h)***, stating that "the provision relied upon by Verizon as [sic] basis for the proposal's exclusion, paragraph (h) of Rule 14a-8, provides only for the event a proponent of a proposal already in the proxy materials subsequently fails to appear at the meeting."

- In addition, ***the Proponent expressly referenced Rule 14a-8(h) and its requirements in subsequent correspondence with the Commission dated January 19, 2014*** (further responding to the December 24, 2013 Letter). *See* Email from Proponent dated January 19, 2014 attached as Exhibit E. More specifically, the Proponent stated that "[i]n the absence of a proponent's overt affirmation of non-attendance, registrant's reliance on Rule 14a-8(h) as [*sic*] basis for exclusion of his/her proposal from the proxy materials is clearly misplaced and, as regards consequence, also in error."

Therefore, as late as January 19, 2014 (three and a half months before the 2014 Annual Meeting), the Proponent was aware of the rule requiring that he or his qualified representative must attend the 2014 Annual Meeting to present the 2014 Proposal or risk having future proposals excluded from Verizon's proxy materials for any meetings held in the following two calendar years. Despite his awareness, Proponent did not attend the 2014 Annual Meeting, did not send a qualified representative to attend the 2014 Annual Meeting and, to Verizon's knowledge, did not even attempt to appoint a qualified representative to attend the 2014 Annual Meeting.

The Proponent never advised Verizon in advance of the 2014 Annual Meeting that he or his qualified representative would not attend the meeting to the present the 2014 Proposal. Only after Verizon informed the Proponent that the 2014 Proposal had been disregarded because it was not presented at the meeting did the Proponent inform the Company that he did not attend the 2014 Annual Meeting, "for good cause, I should think that living on the West Coast and that my wife has advanced dementia tying up my time and resources towards her care is ample excuse for not attending the meeting, or alternatively, procuring representation." The Proponent's explanation for his failure to attend the 2014 Annual Meeting or to find a representative to attend on his behalf does not constitute "good cause" under Rule 14a-8(h)(3). As discussed in further detail below, the Staff has consistently agreed with this position.

For purposes of Rule 14a-8(h)(3), the Proponent's unwillingness to travel to Arizona from Oregon to present the 2014 Proposal does not constitute good cause for his failure to attend the 2014 Annual Meeting to present the 2014 Proposal or his failure to send a qualified representative on his behalf. *See, e.g., IDACORP, Inc.* (October 21, 2004) (failure to attend the meeting due to scheduling conflicts, personal inconvenience and cost was not "good cause" for purposes of Rule 14a-8(h)(3)); *Eastman Chemical Company* (February 10, 1997) (failure to attend the meeting because of advanced age, schedule conflicts and personal inconvenience was not "good cause" for purposes of Rule 14a-8(h)(3)); *Tri-Continental Corporation* (March 4, 1996) (cost and inconvenience involved in traveling to the annual meeting was not "good cause" for purposes of Rule 14a-8(h)(3)). Moreover, when the Proponent submitted the 2014 Proposal nine months before the 2014 Annual Meeting, it was foreseeable that he might not be able to attend the Annual Meeting due to his wife's illness. Accordingly, this also does not, for purposes of Rule 14a-8(h)(3), constitute good cause for his failure to attend the 2014 Annual Meeting to present the 2014 Proposal or for his failure to send a qualified representative on his behalf. *See, e.g., Medco Health Solutions, Inc.* (December 3, 2009) (continuing illness in the family was not good cause for purposes of Rule 14a-8(h)(3)); *Hudson United Bancorp* (November 8, 2004) (past illness of proponent's wife which required proponent's "nearby presence" was not "good cause" for purposes of Rule 14a-8(h)(3)); *College Retirement Equities Funds* (September 7, 2000) (serious continuing illness of proponent's wife was not "good cause" for purposes of Rule 14a-8(h)(3)); *Transamerica Corp.* (January 11, 1980) (proponent's inability to attend annual meeting foreseeable and likely event and therefore was not "good cause" for purposes of Rule 14a-8(h)(3)).

III. Conclusion

For all of these reasons, Verizon believes that the 2015 Proposal may be properly omitted from its 2015 proxy materials under Rule 14a-8(h)(3). Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits any proposals received from the Proponent, including the 2015 Proposal, from its proxy materials for any meeting of Verizon's stockholders held in calendar years 2015 and 2016.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at dana.kahney@verizon.com and to the Proponent at ***FISMA & OMB MEMORANDUM M-07-16***

If you have questions with respect to this matter, please telephone me at (908) 559-5561.

Very truly yours,



Dana C. Kahney
Associate General Counsel and
Assistant Corporate Secretary

Enclosures

cc: Harold G. Plog

Exhibit A

Harold G Plog

FISMA & OMB MEMORANDUM M-07-16

July10, 2014

Verizon
Assistant General Counsel
C/o Assistant Corporate Secretary
140 West Street, 29th Floor
New York, NY 10007

Re: Proposal of Security Holder: **Protection of Stockholders' Rights**

I, Harold G Plog, joint owner of more than $4000 in value of Verizon common stock held continuously for over one year (beneficially in our brokerage account since May 1st last) who intends to continue to do so through the date of the next annual meeting of stockholders wishes to resubmit the proposal for the 2015 Annual Meeting that although timely submitted in proper form for the 2014 Annual Meeting of Stockholders was not allowed by the company to be voted upon. I believe that I may properly do so notwithstanding that neither I nor a representative attended the 2014 Meeting because my proposal, included in the proxy materials therefor pursuant to and in compliance with SEC Rule 14a-8 (Proposals of Security Holders), was improperly summarily excluded at the meeting in complete disregard of the possibility that I may have had good cause for my or my representative's non-appearance. I allege that Verizon acted improperly in excluding my proposal because it has offered no cogent basis or support for its unilateral action although questioned repeatedly.

Therefore, I once again offer my proposal for inclusion in the proxy materials, this time for the 2015 Annual Meeting, but modified as suggested by SEC Division of Corporation Finance legal counsel. Furthermore, should my proposal be included in the proxy materials as sought hereby, I would expect that it be captioned as I have proposed rather than as the company might prefer.

The Proposal

Protection of Stockholder Rights

Lest the electoral empowerment of the vast majority of shareowners who do not attend a stockholder meeting to vote their shares continue to be denied or diminished to any extent whatsoever, it is proposed that the Company desist in its arrogation of any shareowner's proxy in respect of any subject or matter requiring shareholder approval upon which the shareholder has not voted with the exception of matters incident to the conduct of the meeting.

Supporting Statement (continued next page)

Verizon July 10, 2014

Re: Proposal of Security Holder: **Protection of Stockholders' Rights** (continued)

Stockholders unable to attend a meeting of shareholders and wishing to vote on proposals properly requiring shareowner approval are obliged to grant to company proxies full power of substitution to vote their shares. This authorization is presently construed to empower the proxies (read company) to vote stockholders' shares not only as the latter may direct but also, and in the proxies' discretion (or as the Board recommends), upon ***any and all*** subjects or matters to come before the meeting to which they have not.

This authorization, exacted as the price of voting by proxy and conveyed by either a properly executed proxy card or electronic vote, is a clear infringement of shareholder democracy and, except as it may relate to matters incident to the conduct of the meeting, is a blank check stockholders should neither be asked, expected, nor willing to sign. My proposal, if implemented, would cease this unwarranted and undemocratic seizure, by proxy, of shareholder enfranchisement. After all, no vote is not a vote and should not become one for another to exercise by default.



Harold G Plog

Exhibit B


verizon

NOTICE OF 2014 ANNUAL MEETING AND PROXY STATEMENT

The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

The Board of Directors has carefully considered this proposal for the past two years and continues to believe that adoption of the proposal is not in the best interests of all shareholders. Action by written consent can result in certain shareholders being denied the ability to vote or otherwise have a say on proposed corporate action. The Board strongly believes that shareholder democracy can best be assured by shareholder action being taken at an appropriately called annual or special meeting of shareholders. Shareholder meetings provide the best opportunity for discussion and interaction among the Company's stakeholders so that all points of view may be considered prior to a vote.

The Board also opposes this proposal because action by written consent can occur with little or no advance notice to the Company, minority shareholders and the market. As a result, the Board may not have a meaningful opportunity to consider the merits of the proposed action, to consider alternative courses of action or to communicate its views to shareholders. For example, hostile or insurgent shareholders have relied on consent solicitations as a coercive tool to threaten or fundamentally change companies without providing all shareholders with notice or an opportunity to be engaged in the consideration of such changes at a shareholders' meeting.

The Board believes that adoption of this proposal is unnecessary in the context of Verizon's overall corporate governance. Verizon's shareholders already have the ability to raise important matters outside of the annual meeting cycle. Any shareholder owning at least 10%, or any group owning 25%, of Verizon's common stock has the right to call a special meeting of shareholders. As a result, shareholders holding far fewer shares than the majority contemplated by the proposal already have the ability to cause important matters to be addressed in a forum that permits the involvement of all shareholders and constructive engagement with the Board and management.

The Verizon Board has consistently demonstrated its willingness to listen to and constructively respond to shareholder concerns. As a result, the Board believes that a proposal that seeks to remove the Board and minority shareholders from the process of considering important corporate matters is not in the best interests of all shareholders.

Item 10 on Proxy Card: Proxy Voting Authority

Harold G. Plog, joint owner of 450 shares of the Company's common stock, proposes the following:

Lest the electoral empowerment of the vast majority of shareowners who do not attend a stockholder meeting to vote their shares continue to be denied or diminished to any extent whatsoever, be it resolved that the Company desist in its arrogation of any shareowners' proxy in respect of any subject or matter requiring company action and shareholder approval upon which the shareholder has not voted with the exception of matters incident to the conduct of the meeting.

Supporting Statement

Stockholders unable to attend a meeting of shareholders and wishing to vote on proposals requiring company action and shareowner approval are obliged to grant to Company proxies full power of substitution to vote their shares. This authorization is presently construed to empower the proxies to vote stockholders' shares not only as the latter may direct but also, and in the proxies' discretion (or as the Board recommends), upon ***any and all*** subjects or matters to come before the meeting to which they have not.

This ***added*** authorization, exacted as the price of voting by proxy and conveyed by either a properly executed proxy card or electronic vote, is a clear infringement of shareholder democracy and, except as it may relate to matters incident to the conduct of the meeting, is a blank check stockholders should neither be asked, expected, nor willing to sign. My proposal seeks to cease this unwarranted and undemocratic seizure, by proxy, of shareholder enfranchisement.

Similarly as use of the proxy method to vote ones shares suggests a stockholder's intention not to attend a stockholders' meeting, so too for a stockholder using the proxy method to propose a company action for shareholder approval. However, unlike the absentee "voter" who is not required to do so, this evident intent in the case of the proposal proponent runs counter to provision in SEC's Rule 14a-8 (re shareholder requirements to use the proxy method to submit proposals) that requires, astonishingly, such proponents also be present at the meeting to again present their proposals. Accordingly, and not withstanding use of the proxy method and that the Company is required to also present the proposal as in the proxy form, should the proponent not be represented at the meeting to again present his/her proposal the Company is permitted by the SEC's Rule to exclude the proposal in that and succeeding two years.

This ludicrous consequence may be simply averted, I've been told, if anyone else at the meeting qualified to do so should present the proposal instead. As the Company has expressed its adamant opposition to my proposal and that it would block vote on it if neither I nor my representative attend the annual meeting of shareholders, then in that event and to satisfy the form over substance requirement, I would be left only to ask, simply: "anyone?"

The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

This proposal requests that the Board of Directors eliminate the following provision from the proxy card:

"If you do not indicate how your shares are to be voted at the meeting or any adjournment or postponement of the meeting, the proxies will vote in accordance with the Director's recommendations on the other matters listed on the reverse side of this card; and at their discretion on any other matter that may properly come before the meeting or any adjournment or postponement of the meeting."

The Board of Directors believes that the proponent's characterization of this provision as an unlawful taking of shareholder rights is misplaced. This provision, which has been included on the proxy cards of the vast majority of companies for many years, does not cause the voting rights of shareholders who sign a proxy to be "denied" or "diminished" in any way. It simply provides shareholders who wish to vote in accordance with management's recommendations with a convenient method to vote by signing and mailing their proxy card without the need to check a box for every proposal. In addition, by authorizing the named proxies to vote at their discretion on other matters that may come before the meeting, this provision ensures an orderly conduct of the meeting. Any shareholder who does not wish to give the proxies this voting authority may simply cross out the provision on the proxy card, which some shareholders do routinely. Our proxy tabulation procedures are designed to take such striking-outs into account, and in such cases, no votes will be recorded on any matter before the meeting in the absence of specific instructions from the shareholder.

For these reasons, the Board believes that the proposal is not in the best interests of shareholders.

Compensation Committee Report

The Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the Compensation Discussion and Analysis in this proxy statement and the Company's Annual Report on Form 10-K.

Respectfully submitted,

Human Resources Committee

Joseph Neubauer, Chairperson
Richard Carrión
Melanie Healey
M. Frances Keeth
Clarence Otis, Jr.
Gregory Wasson

Dated: February 25, 2014

Exhibit C

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

By Email to shareholderproposals@sec.gov

December 24, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2014 Annual Meeting
Shareholder Proposal of Harold G. Plog

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal (the "Proposal") submitted by Harold G. Plog (the "Proponent") from the proxy materials to be distributed by Verizon in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

I. Background.

The Proponent, a joint owner of 450 shares of Verizon common stock, submitted the following resolution for inclusion in Verizon's 2014 proxy materials:

Protection of Stockholder Rights

Lest the electoral empowerment of the vast majority of shareowners who do not attend a stockholder meeting to vote their shares continue to be denied or diminished to any extent whatsoever, be it resolved that the Company desist from its arrogation of any shareowner's proxy in respect of any subject or matter requiring company action and shareholder approval upon which the shareholder has not voted with the exception of matters incident to the conduct of the meeting.

In his cover letter dated July 30, 2013, submitting the Proposal, the Proponent made the following statement regarding the requirement that a shareholder proponent or his or her qualified representative must attend the annual meeting in order to present the proposal:

"Furthermore, although I seek to use the proxy method to present and support my proposal to Company's shareholders, I do not attest thereby to any intention not to attend or be represented at the meeting to again present and support my proposal (which the Company is required to present as in the proxy form) lest the Company be permitted to exclude my proposal pursuant to the SEC Division of Corporate Finance's opinion, SLB 14(C)(4)(b)."

In addition, the second half of the Proponent's supporting statement is devoted to his complaint that shareholders should not be required to attend the Company's annual meeting to submit their proposals, followed by a request to those who attend the meeting to submit the Proposal on the Proponent's behalf if he is not in attendance. The supporting statement provides:

"This ludicrous requirement and its consequence may be simply averted, I'm told, if anyone else at the meeting qualified to do so should present the proposal instead. As the Company has expressed its adamant opposition to my proposal and that it would block vote on it should neither I nor my representative attend the annual meeting of shareholders, then in the event that should be the case and to satisfy the form over substance requirement I would be left only to ask, simply: 'anyone?'"

A copy of the Proposal and the related correspondence is attached as Exhibit A.

Verizon believes that the Proposal may be properly omitted from its 2014 proxy materials under (i) Rule 14a-8(h) because the Proponent has indicated that he has no intention of attending the annual meeting to present his proposal, (ii) Rule 14a-8(i)(1) because the Proposal is not a proper subject matter for shareholder action under Delaware law, (iii) Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate a law to which it is subject, and (iv) Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

In accordance with Rule 14a-8(j), I am submitting this letter not less than 80 calendar days before Verizon intends to file its definitive 2014 proxy materials with the Commission and have concurrently sent the Proponent a copy of this correspondence.

II. Bases for Excluding the Proposals.

A. The Proposal may be properly omitted from Verizon's 2014 proxy materials under Rule 14a-8(h)

Under Rule 14a-8(h), either a proponent or a representative who is qualified under state law to present the proposal on the proponent's behalf must attend the meeting to present the proposal. If the proponent or his or her qualified representative fails to appear and present the proposal without good cause, the company may exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years. While Rule 14a-8(h) is designed to be applied as a sanction after a proponent has violated the rule and failed to appear, the Staff has interpreted the rule to permit exclusion of a proposal from the proxy materials in the current year when it is clear that the proponent has no intention of appearing or appointing a qualified representative to present the proposal.[1]

Here, the Proponent's statements in the cover letter and supporting statement of the Proposal, taken together, strongly suggest that he does not intend to attend the annual meeting or appoint a qualified representative to attend in his place to present the Proposal. His comment about meeting attendance in the cover letter is not an affirmative statement of his intention to attend or send a qualified representative to attend the meeting. Rather it is merely an observation that the fact that he has requested his proposal be included on the proxy card should not be construed as implying he will not attend the meeting. When this oblique and non-committal statement is coupled with his flippant request in the supporting statement for a volunteer among the shareholders attending the shareholder meeting to introduce the Proposal, it becomes clear that the Proponent has no intention of attending himself. Asking random shareholders to submit the Proposal on their own is not the same as appointing an agent who acts on behalf of, and owes duties to, the Proponent.

Accordingly, since it is clear that the Proponent has no intention of attending the meeting or appointing a qualified representative to attend in his place, Verizon believes that the Proposal may be properly omitted under Rule 14a-8(h).

---

[1] See *Johnson & Johnson* (January 9, 2001); *AT&T Corporation* (December 29, 1994) and *Consolidated Edison* (March 8, 1983).

B. The Proposal may be properly omitted from Verizon's 2014 proxy materials under Rules 14a-8(i)(1), (2) and (7)

The Proposal asks that the Company desist from "arrogation"[2] of shareholder proxies "in respect of any subject or matter requiring company action and shareholder approval upon which the shareholder has not voted with the exception of matters incident to the conduct of the meeting...." As an initial point, Verizon does not "arrogate" or otherwise unlawfully take the proxies of shareholders. All proxies are given voluntarily by shareholders after a solicitation in compliance with Regulation 14A. The proxy committee is authorized only to vote the shares in accordance with the instructions of the shareholders, as provided on the proxy card and Rule 14a-4(e), and the instructions may not be substituted or ignored by the proxies. In accordance with Rule 14a-4(b)(1), the proxy card clearly states in boldface that the proxy committee will vote the proxy the shares represented by the proxy in accordance with the Board's recommendations if the shareholder signs the proxy card but does not provide instructions. Historically, a significant number of shareholders who wish to vote in accordance with the Board's recommendations have chosen to submit a signed proxy card without specific voting instructions. If the Company were to implement the Proposal and remove the language conferring discretionary authority on the proxy committee, these shareholders would be disenfranchised. Any shareholder who does not wish to confer any discretionary authority on the proxy committee may simply cross out that language on the proxy card.

1. The Proposal is not a proper subject for shareholder action under Delaware law and may be properly omitted under Rule 14a-8(i)(1).

Rule 14a-8(i)(1) provides an exclusion for stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require action that, under Delaware law, falls within the scope of the powers of the Company's board of directors as a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. *See, e.g., Bank of America Corporation* (February 24, 2010) and *MGM Mirage* (February 6, 2008). The Proposal is not drafted as a request of, or as a recommendation to, the board of directors, but rather mandates action by the board. The Proposal relates to matters for which only

[2] "Arrogation" is defined by *Black's Law Dictionary, Seventh Edition* (1999) as, "The act of claiming or taking something without the right to do so." *See similar definition in The American Heritage Dictionary, Second College Edition* (1985).

the board has the power to act upon. Accordingly, it is not a proper subject for shareholder action under Delaware law and is properly excludable under Rule 14a-8(i)(1).

2. *The Proposal is contrary to the NYSE Listing Standards, Rule 14a-4(c) and Delaware law and may be properly omitted under Rule 14a-8(i)(2).*

Verizon is listed on the New York Stock Exchange. The NYSE Listed Company Manual requires companies to solicit proxies on matters scheduled to come before the meeting and allow shareholders to provide voting instructions.

> 402.04 Proxy Solicitation Required
>
> (A) Actively operating companies are required to solicit proxies for all meetings of shareholders. The purpose and intent is to afford shareholders a convenient method of voting, with adequate disclosure, on matters which may be presented at shareholders' meetings. Exception may be made where applicable law precludes or makes virtually impossible the solicitation of proxies in the United States.

To cease to allow shareholders to sign an uninstructed proxy card as a method of voting in accordance with the board of director's recommendation would be denying them a "convenient method of voting." In addition, to cease to allow shareholders to give proxies the discretionary authority to vote on procedural and unexpected matters that may arise at a meeting of shareholders would violate this provision.

The granting of proxies by Verizon's shareholders is also governed by Delaware law. Section 212(b) of the Delaware General Corporation Law provides "Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy...." The Proposal has no authority to overrule Delaware law on proxies.

The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(2) that, if implemented, would cause the company to violate state or Federal law. *See, e.g., Pfizer* (February 22, 2012) (implementation of arbitration proposal could cause company to violate Federal law and was properly omitted under Rule 14a-8(i)(2)), *Mattel, Inc.* (January 14, 2005) (implementation of proposal would result in Mattel's proxy materials being false or misleading under Rule 14a-9 and was properly omitted under Rule 14a-8(i)(2)); and *Monsanto Co.* (November 7, 2008) (shareholder-proposed bylaw amendment establishing oath of allegiance to U.S. Constitution that would be "unreasonable" constraint on director selection process and would violate Delaware law was properly omitted under Rule 14a-8(i)(2)).

3. *The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to Verizon's ordinary business operations (i.e., the conduct of shareholder meetings).*

Verizon believes that The Proposal may be properly omitted from its 2014 proxy statement under Rule 14a-8(i)(7) because it impermissibly interferes with an ordinary business operation; namely, the conduct of shareholder meetings.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. In Release No. 34-40018 (May 21, 1998), the Commission explained that the policy underlying Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the board of directors. This underlying policy rests on two considerations. The first consideration relates to the subject matter of the proposal and recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that these tasks could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders would not be in a position to make an informed judgment. Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" Verizon's process for conducting a meeting of stockholders.

As a Delaware corporation, Verizon is required to conduct a meeting of shareholders, at least annually, for the election of directors. Pursuant to its charter and bylaws, as well as state law, federal law and the regulations of the stock exchanges on which it is listed, Verizon is also required to put a number of different matters to a shareholder vote periodically. As such, the conduct of shareholder meetings where shareholders elect directors and vote on such business as is properly presented to the meeting is a complex task with respect to which shareholders are not in a position to make an informed judgment. The Proposal impermissibly interferes with management's responsibility for conducting lawful and orderly shareholder meetings.

A substantial majority of shareholders are unable to or not interested in attending shareholder meetings. Under Delaware law, a shareholder is permitted to authorize a proxy to attend the meeting and vote on his or her behalf. Verizon's form of proxy allows the shareholder to direct the proxy how to vote at the meeting on items which appear on the ballot. However, from time to time, issues may come up for a vote at a shareholder meeting of which the Company doesn't have knowledge beforehand. For these instances, the shareholder may give the proxy discretionary voting power. This practice is addressed under Rule 14a-4, which designates matters on which the proxy may or may not vote. Rule 14a-4 also provides a list of seven items on which a proxy may confer discretionary voting power. Without this authority, unless other protections are available, the proxies may be powerless to adjourn a meeting in the event of an emergency or powerless to stop a shareholder who owns, for example, as little as 1% of the outstanding shares from taking control of the meeting without notice to other shareholders. For this reason, Verizon believes that the decision whether or not to seek discretionary power for the proxies is a "matter of a complex nature upon which, shareholders, as a group would not be in a position to make an informed judgment."

III. Conclusion.

Verizon believes that the Proposal may be properly omitted from its 2014 proxy material under (i) Rule 14a-8(h) because the Proponent has indicated that he has no intention of attending the annual meeting to present his proposal, (ii) Rule 14a-8(i)(1) because it is not a proper subject matter for shareholder action under Delaware law, (iii) Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate a law to which it is subject, and (iv) Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2014 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com and to the Proponent at

FISMA & OMB MEMORANDUM M-07-16

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Harold G. Plog

Exhibit D

Weber, Mary Louise (Mary Louise Weber)

From:	Harry Plog*** FISMA & OMB MEMORANDUM M-07-16***
Sent:	Sunday, December 29, 2013 1:58 PM
To:	shareholderproposals@sec.gov
Cc:	Weber, Mary L
Subject:	Verizon's "no-action-letter" request

SEC
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Harold G. Plog's proposal for inclusion in Verizon's 2014 Annual Meeting Proxy Materials

Although I know first-hand the futility of responding to "no-action-letter" requests in an attempt to show that companies, seeking to quash my proposals thereby, have failed their burden pursuant to Question 7 of SEC's Rule 14a-8g, I am none-the-less obliged to respond to Verizon's petition lest I be perceived as acceding to its specious assertions. Where the entirely subjective "some basis" supplants the required "persuasive demonstration" as the criterion for a proposal's exclusion its proponent doesn't stand a chance. Never-the-less I offer the following.
At the outset I wish to say that it is not my intention to disenfranchise shareholders.in the slightest by my proposal. To the contrary it seeks only the protection of their electoral empowerment. However, if such be the perception as suggested by Verizon I would gladly rework the submission to correct the oversight to address, as intended, only matters not appearing on the ballot that may subsequently arise.

As for my comments regarding attendance at the shareholder meeting, such is irrelevant to any determination of my proposal's eligibility however "strongly suggestive" they may be of any intention not to appear. The provision relied upon by Verizon as basis for the proposal's exclusion, paragraph (h) of Rule 14a-8, provides only for the event a proponent of a proposal already in the proxy materials subsequently fails to appear at the meeting.

Further, Verizon asserts that my proposal is not a proper subject matter because it relates to matters for which only the Board has the power to act and to ordinary business operations.Besides that Verizon fails to persuasively demonstrate how my proposal regarding shareholder electoral empowerment relates to the Company's ordinary business operations; that the Board has authority to act upon it is clearly a plus rather than a detriment to its propriety.

Finally, the Company asserts that my proposal is contrary to NYSE listing standards. Such is also specious because the rule cited states that the purpose and intent of a proxy is adequate disclosure on matters which may be presented at the meeting; precisely in view of which I made the proposal in the first place.

In conclusion, other than that my proposal may have an unintended consequence which I readily agree to forestall, Verizon offers no persuasive objective basis for the proposal's exclusion and therefore fails its burden under Rule 14a-8g. The company's use of the Division's previous no-action-letters purportedly supporting its views should be of no comfort or persuasion where they could have gone either way according to the staffs' own admission. (SLB 14 subparagraph, (B)(6)).

Harold Plog

Exhibit E

Weber, Mary Louise (Mary Louise Weber)

From: Harry Plog***FISMA & OMB MEMORANDUM M-07-16***
Sent: Sunday, January 19, 2014 3:49 PM
To: shareholderproposals@sec.gov
Cc: Weber, Mary L

Subject: RE: Verizon's "no-action-letter" request

SEC
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Harold G. Plog's proposal for inclusion in Verizon's 2014 Annual Meeting Proxy Materials

It would appear that Verizon has been afforded further opportunity to support its petition to quash my proposal. I trust that I too may have a "further word".

As I cannot predict which one of all of registrant's assertions might "appear to have some basis" for exclusion of my proposal and that I've already responded to registrant's initial offering (my e-mail of 12-29-2013 attached), I address this supplemental response principally to three points iterateded by Verizon in its supplemental letter of January 14, 2013.

1. I, as a proponent, am not required to "refute" or demonstrate anything regarding my proposal's eligibility for inclusion in the proxy materials. It is the company's burden to persuasively demonstrate its excludability.

2. Contrary to Verizon's assertion, a suggestion, however strong, manifests neither clarity nor certainty and cannot logically provide a basis for a proposal's exclusion. Use of the proxy method itself is as strongly suggestive as you can get that its granter does not intend to attend the subsequent meeting yet does not in and by itself provide basis for a proposal's exludability from consideration. In the absence of a proponent's overt affirmation of non-attendance, registrant's reliance on Rule 14a-8(h) as basis for exclusion of his/her proposal from the proxy materials is clearly misplaced and, as regards consequence, also in error.

3. I agree with Verizon that my offer to revise my proposal to curtail its scope would constitute an unacceptable revision and therefore hereby withdraw it. After all, no vote is not a vote whether or not advertently opted and should not become one for management to arrogate because of a shareholder's failure or inability to exercise it. Such is the purpose of my proposal and shareholder democracy demands it.

In conclusion, Verizon still offers nothing clearly on point to persuasively demonstrate, as implied, that my proposal as written and intended: is improper; interferes in any way with its ordinary business operations; is impossible to effectuate; or, is contrary to rule or law. And, again, that I may neither attend nor be represented at the subsequent meeting is irrelevant to a determination of my proposal's eligibility for inclusion in the proxy materials ***absent*** my overt attestation to that effect which clearly and purposely has not been given.

Harold Plog

From: ***FISMA & OMB MEMORANDUM M-07-16***
To: shareholderproposals@sec.gov
CC: mary.l.weber@verizon.com
Subject: Verizon's "no-action-letter" request
Date: Sun, 29 Dec 2013 13:57:37 -0500

SEC
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Harold G. Plog's proposal for inclusion in Verizon's 2014 Annual Meeting Proxy Materials

Although I know first-hand the futility of responding to "no-action-letter" requests in an attempt to show that companies, seeking to quash my proposals thereby, have failed their burden pursuant to Question 7 of SEC's Rule 14a-8g, I am none-the-less obliged to respond to Verizon's petition lest I be perceived as acceding to its specious assertions. Where the entirely subjective "some basis" supplants the required "persuasive demonstration" as the criterion for a proposal's exclusion its proponent doesn't stand a chance. Never-the-less I offer the following.
At the outset I wish to say that it is not my intention to disenfranchise shareholders.in the slightest by my proposal. To the contrary it seeks only the protection of their electoral empowerment. However, if such be the perception as suggested by Verizon I would gladly rework the submission to correct the oversight to address, as intended, only matters not appearing on the ballot that may subsequently arise.

As for my comments regarding attendance at the shareholder meeting, such is irrelevant to any determination of my proposal's eligibility however "strongly suggestive" they may be of any intention not to appear. The provision relied upon by Verizon as basis for the proposal's exclusion, paragraph (h) of Rule 14a-8, provides only for the event a proponent of a proposal already in the proxy materials subsequently fails to appear at the meeting.

Further, Verizon asserts that my proposal is not a proper subject matter because it relates to matters for which only the Board has the power to act and to ordinary business operations.Besides that Verizon fails to persuasively demonstrate how my proposal regarding shareholder electoral empowerment relates to the Company's ordinary business operations; that the Board has authority to act upon it is clearly a plus rather than a detriment to its propriety.

Finally, the Company asserts that my proposal is contrary to NYSE listing standards. Such is also specious because the rule cited states that the purpose and intent of a proxy is adequate disclosure on matters which may be presented at the meeting; precisely in view of which I made the proposal in the first place.

In conclusion, other than that my proposal may have an unintended consequence which I readily agree to forestall, Verizon offers no persuasive objective basis for the proposal's exclusion and therefore fails its burden under Rule 14a-8g. The company's use of the Division's previous no-action-letters purportedly supporting its views should be of no comfort or persuasion where they could have gone either way according to the staffs' own admission. (SLB 14 subparagraph, (B)(6)).

Harold Plog